February 24, 2025

Sung Hyuk Lee
Chief Executive Officer
Harvard Ave Acquistion Corporation
3rd Floor, 166 Yeongsin-ro
Yeongdengpo-gu, Seoul, 07362
Republic of Korea

       Re: Harvard Ave Acquistion Corporation
           Registration Statement on Form S-1
           Filed February 11, 2025
           File No. 333-284826
Dear Sung Hyuk Lee:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 11, 2025
Cover Page

1. We note, as you state on page 124 and elsewhere, that each unit now consists of one
       Class A ordinary share and one right to receive one-eighth (1/8) of one Class A ordinary share. Please ensure the unit structure is clearly disclosed on the cover page.
       Please also ensure the filing fee table includes all of the securities that you intend to register with this registration statement, including 28,750,000 rights as you state on page 16.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 24, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ze   -ev D. Eiger, Esq.